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4/1/2003

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03015990

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SEC MAIL RECEIVED MAR 18 2003 PROCESSING WASHINGTON, DC SECTION

SEC FILE NUMBER
8-42993

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cumberland Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

614 Landis Avenue
(No. and Street)

Vineland (City) NJ (State) 08360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheldon Goldberg 856-696-3400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1777 Sentry Pkwy West, Dublin Hall, Ste 400, Blue Bell, PA 19422-2211
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Arf
4/1/2003

I, Sheldon Goldberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cumberland Brokerage as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

SUZANNE SHEILA CONNELL
MY COMMISSION EXPIRES July 22, 2006
#DD 136226
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

[signature]
Signature

President
Title

Suzanne Sheila Connell
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cumberland Brokerage Corporation

Financial Report
December 31, 2002

CUMBERLAND BROKERAGE CORPORATION

CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Director and Stockholders
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the accompanying statements of financial condition of Cumberland Brokerage Corporation as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cumberland Brokerage Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
January 28, 2003, except for the second paragraph
of Note 11, which is as of March 11, 2003

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms.

CUMBERLAND BROKERAGE CORPORATION

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents (Notes 3 and 9)	$ 93,831	$ 103,852
Deposits with clearing organization (Notes 2 and 8)	771,333	500,000
Investment securities owned (Notes 8 and 9)	117,671	378,114
Receivables from clearing organizations (Note 9)	26,567	79,494
Other receivables	4,403	4,827
Due from registered representatives	5,952	10,941
Insurance claim receivable (Note 11)	500,000	-
Prepaid expenses	8,491	6,937
Total current assets	1,528,248	1,084,165
PROPERTY AND EQUIPMENT		
Furniture and fixtures	4,962	4,962
Office equipment	8,770	8,770
Computer equipment	27,178	23,318
	40,910	37,050
Less: accumulated depreciation	31,764	29,477
Net property and equipment	9,146	7,573
	$ 1,537,394	$ 1,091,738

See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Payable to clearing organization (Note 2)	$ 668,388	$ 635,984
Escrow funds (Note 3)	17,166	66,929
Accounts payable and accrued expenses	111,859	82,207
Total current liabilities	797,413	785,120
COMMITMENTS (Note 10)		
STOCKHOLDERS' EQUITY (Note 6)		
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding, 2002 and 2001	10,000	10,000
Preferred stock, $100 par value, 5,000 shares authorized, -0- and 4,000 shares issued, 2002 and 2001, respectively, -0- and 2,500 shares outstanding	-	400,000
Additional paid-in capital	1,358,592	780,557
Accumulated deficit	(628,611)	(733,939)
	739,981	456,618
Less - Treasury Stock		
Preferred stock -0- and 1,500 shares at cost in 2002 and 2001	-	150,000
Total stockholders' equity	739,981	306,618
	$ 1,537,394	$ 1,091,738

CUMBERLAND BROKERAGE CORPORATION

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES (Notes 2 and 9)		
Investor service (12b-1) fees	$ 23,937	$ 46,964
Commissions	1,182,391	1,007,974
Interest and miscellaneous	23,647	23,603
	1,229,975	1,078,541
EXPENSES:		
Operating (Note 5)	1,258,615	1,120,397
Customer charges (Note 11)	165,000	-
Interest (Note 2)	32,404	42,941
	1,456,019	1,163,338
LOSS BEFORE INSURANCE RECOVERY AND REALIZED AND UNREALIZED GAINS (LOSSES)	(226,044)	(84,797)
INSURANCE RECOVERY (Note 11)	500,000	-
REALIZED AND UNREALIZED GAINS/(LOSSES) (Note 8)		
Net realized loss on investment securities	-	(53,793)
Net unrealized loss on investment securities	(152,628)	(392,737)
INCOME (LOSS) BEFORE INCOME TAXES	121,328	(531,327)
INCOME TAXES	16,000	-
NET INCOME (LOSS) (Note 7)	$ 105,328	$ (531,327)

See Notes to Financial Statements.

CUMBERLAND BROKERAGE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Preferred Stock		Additional Paid-In Capital Applicable to				
	Shares	Amount	Shares	Amount	Common Stock	Preferred Stock	Accumulated Deficit	Treasury Stock	Total
BALANCE, DECEMBER 31, 2000	10,000	$ 10,000	1,500	$ 150,000	$ 461,863	$ -	$ (202,612)	$ (150,000)	$ 269,251
CAPITAL CONTRIBUTIONS	-	-	-	-	68,694	-	-	-	68,694
SALE OF PREFERRED STOCK	-	-	2,500	250,000	-	250,000	-	-	500,000
NET LOSS	-	-	-	-	-	-	(531,327)	-	(531,327)
BALANCE, DECEMBER 31, 2001	10,000	10,000	4,000	400,000	530,557	250,000	(733,939)	(150,000)	306,618
CAPITAL CONTRIBUTIONS	-	-	-	-	328,035	-	-	-	328,035
CANCELLATION OF PREFERRED STOCK	-	-	(4,000)	(400,000)	650,000	(250,000)	-	-	-
CANCELLATION OF TREASURY STOCK	-	-	-	-	(150,000)	-	-	150,000	-
NET INCOME	-	-	-	-	-	-	105,328	-	105,328
BALANCE, DECEMBER 31, 2002	10,000	$ 10,000	-	$ -	$ 1,358,592	$ -	$ (628,611)	$ -	$739,981

See Notes to Financial Statements.

CUMBERLAND BROKERAGE CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net income (loss)	$ 105,328	$ (531,327)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	2,287	3,627
Net unrealized loss on investment securities owned	195,800	392,737
Net unrealized gain on deposits with clearing organizations	(43,172)	-
Customer charges	125,000	-
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Investment securities owned, net	46,565	(600,772)
Deposits with clearing organizations	(61,334)	(500,000)
Receivables from clearing organization	52,927	(32,769)
Other receivables	423	(303)
Insurance claim receivable	(500,000)	-
Due from registered representatives	4,989	(9,857)
Prepaid expenses	(1,553)	23,350
Increase (decrease) in:		
Accounts payable and accrued expenses	29,652	26,341
Escrow funds	(49,763)	(55,078)
Payable to clearing organization	32,404	635,984
Net cash used in operating activities	(60,447)	(648,067)
INVESTING ACTIVITIES		
Purchase of property and equipment	(3,860)	(4,681)
Net cash used in investing activities	(3,860)	(4,681)
FINANCING ACTIVITIES		
Proceeds from issuance of preferred stock	-	500,000
Capital contributions	54,286	68,694
Net cash provided by financing activities	54,286	568,694
DECREASE IN CASH	(10,021)	(84,054)
CASH AND CASH EQUIVALENTS, BEGINNING	103,852	187,906
CASH AND CASH EQUIVALENTS, ENDING	$ 93,831	$ 103,852

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:

During 2002, a stockholder contributed to capital, investment securities with a fair market value of $273,749, including a direct reimbursement of $125,000 to a customer.

During 2002, the company cancelled all of its preferred stock and treasury stock, in order to be eligible to become an 'S' Corporation as of January 1, 2003.

See Notes to Financial Statements.

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cumberland Brokerage Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Effective January 1, 2001, the Company ceased to be a member of the National Futures Association ("NFA") (Note 6).

The Company is incorporated in the State of New Jersey and operates primarily as a securities and bond broker in the Mid-Atlantic region as well as providing administrative and advisory services to a diverse clientele. Approximately 96% and 94%, respectively, of the Company's total revenues for the years ending December 31, 2002 and 2001, are derived from the securities and bond brokerage business.

Property and Equipment

Equipment is recorded at cost. Depreciation is provided on the straight-line method, generally over a five-year period.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Gains and losses on the sale of investment securities are computed using the specific identification method.

Income Taxes

The Company accounts for income taxes according to Financial Accounting Standards ("SFAS") No. 109 *"Accounting for Income Taxes."* SFAS No. 109 requires deferred tax assets and liabilities to be recorded for temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted tax rate expected to be in effect when taxes are actually paid or recovered.

Effective January 1, 2003, the Company elected "S" Corporation status. Accordingly, any future taxable income or loss will be included in the Shareholders' personal income tax return for Federal and State income tax purposes.

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash and Cash Equivalents

For purposes of reporting the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company receives commission income in accordance with the terms of agreements with its clearing agents (Note 2).

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs

Advertising costs included in operating expenses are expensed as incurred and were $7,995 and $14,361 for 2002 and 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

NOTE 2. TRANSACTIONS WITH CLEARING AGENTS

The Company has clearing agreements with two clearing agents for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The clearing agents reflect all such transactions on their books and record them in accounts they carry in the names of such customers (Note 9). Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefits of Customers" under provisions of SEC Rule 15(c)3-3 based on Paragraph k(2)(ii) of the rule. The Company is also exempt from Rule k(2)(i) for its money market programs (Note 3) and Certificate of Deposit Program (Note 4). The agreements generally provide for clearing charges at fixed rates multiplied by the number of tickets traded by the Company plus certain other transaction fees as defined.

NOTE 2. TRANSACTIONS WITH CLEARING AGENTS (*Continued*)

The agreement with one of the clearing agents requires the Company to maintain a minimum clearing deposit of $50,000. At December 31, 2002, all of the Company's investment securities totaling $889,004 and certain of its money market funds totaling $60,208 were being held by that clearing agent (Note 8). The agreement provides the clearinghouse with a first lien security interest in all accounts maintained by the Company at the clearinghouse.

The agreement with the other clearing agent requires the Company to maintain at all times net capital equal to $150,000, unless the clearing agent otherwise waives such requirement. In addition, the Company must notify that clearing agent when its net capital ratio reaches or exceeds 10 to 1 (Note 6).

The amount payable to the clearing agent of $668,388 and $635,984 at December 31, 2002 and 2001, respectively, accrues interest at the broker's call rate, as defined, and is collateralized by two and one deposit accounts with the clearing organization of $771,333 and $500,000 at December 31, 2002 and 2001, respectively. An account guarantee executed by the Company's Stockholders guarantees the amounts payable to the clearing agent. The Account Guarantee Agreement, signed by the Company's Stockholders (the "Guarantors"), grants the clearinghouse a first lien and security interest in the Guarantors' personal account maintained by the clearinghouse as security for the Company's outstanding balance due to the clearing organization. The balance in the Guarantors' personal account, comprised of equity securities and a money market account, was approximately $154,000 and $197,000 at December 31, 2002 and 2001, respectively.

NOTE 3. CASH

Cash at December 31, 2002 and 2001, consists of:

	2002	2001
Demand deposits	$12,605	$ 26,725
Money Market accounts	36,817	9,005
Deposits with clearing agent	25,000	-
Wire accounts	9,902	27,740
Certificate of Deposit ("CD") Participation Fund	9,507	40,382
	$93,831	$103,852

The balances in the wire accounts primarily represent restricted customer funds deposited overnight with the Company for subsequent investment in the money market programs. As of December 31, 2002 and 2001, the Company had recorded an offsetting liability for customer funds held in the Company's wire account of $9,702 and $27,540, respectively.

NOTE 3. CASH (*Continued*)

The CD Participation Fund represents: (1) restricted customer funds deposited with the Company for subsequent investment in the CD Program (Note 4), (2) interest received and due to customers on jumbo CDs associated with the CD Program (Note 4) and (3) excess interest and administrative fees earned by the Company on the money market account associated with the CD Program (Note 4). As of December 31, 2002 and 2001, the Company had recorded an offsetting liability for customer funds held in the CD Participation Fund of $7,464 and $39,388, respectively.

NOTE 4. CERTIFICATE OF DEPOSIT PROGRAM

The Company offers a CD Program in which customer funds are combined to purchase jumbo CD's with various banks. Pursuant to Paragraph k(2)(i) of Rule 15(c)3-3 of the SEC, the Company has established a special escrow account with a Bank for the exclusive benefit of its customers. Pursuant to Regulatory Authority directive, the Company does not record the purchase of the jumbo CD's on its books or financial statements. The Company instructs its clients to make checks payable to the order of the Escrow Agent. When sufficient funds have accumulated, a jumbo CD is purchased in the name of the Escrow Agent. Interest payments and principal upon maturity are sent to the Escrow Account to be distributed to the Company's customers.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company rented office space on an annual basis from a Partnership in which one of the stockholders of the Company was a 50% partner. As of June 2002, the stockholders sold their interests in the Partnership. Rent expense pertaining to this office space that is considered related party rent amounted to $5,382 and $12,753 for the years ended December 31, 2002 and 2001, respectively.

The Company's stockholders have granted one of its clearinghouses a first lien and security interest in the Guarantors' personal account maintained by the clearinghouse, as security for the Company's outstanding balance due to the clearing agent (Note 2).

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002 and 2001, the Company's minimum net capital requirements were $100,000 and $52,368, respectively. At December 31, 2002 and 2001, the Company had net capital of $89,080 and $164,641, respectively. The Company had a deficiency in net capital of $10,920 at December 31, 2002, and excess net capital of $112,273 at December 31, 2001. The Company's net capital ratio was 8.95 to 1.00 and 4.77 to 1.0 as of December 31, 2002 and 2001, respectively. Because the Company's net capital at December 31, 2002 was less than 120 percent of the minimum dollar amount required by SEC Rule 240.15c3-1, the Company was required to notify its appropriate regulatory authorities and take corrective actions to comply with this provision. This notification was made on February 19, 2003 and corrective action was taken.

NOTE 6. NET CAPITAL REQUIREMENTS (*Continued*)

As of December 31, 2000, the Company was also subject to the financial requirements of the Commodity Futures Trading Commission ("CFTC") only as they pertain to an introducing broker and was required to maintain a minimum net capital of $30,000. As described in Note 1, effective January 1, 2001, the Company ceased to be a member of the NFA and is no longer subject to the financial requirements of the CFTC.

Effective February 15, 2002, the Company was granted approval from the NASD to trade securities from an inventory account. Concurrent with the NASD's approval, the Company's minimum net capital was increased to $100,000.

NOTE 7. INCOME TAXES

Deferred income tax assets (liabilities) result primarily from differences in the valuation of investment securities for income tax and financial reporting purposes and the availability of unused operating loss carryforwards.

The net deferred tax asset at December 31, 2002 and 2001 included the following:

	2002	2001
Net deferred tax asset	$235,000	$251,000
Valuation allowance for net deferred tax asset	(235,000)	(251,000)
	$ -	$ -

The Company recorded a valuation allowance for its entire net deferred tax asset at December 31, 2002 and 2001, since management believes that it is more likely than not that the net deferred tax asset will not be realized.

The tax effect of major temporary differences that gave rise to the Company's net deferred tax asset at December 31, 2002 and 2001 were as follows:

	2002	2001
Net operating loss carryforward	$ -	$110,000
Unrealized losses on investment securities	235,000	141,000
	$235,000	$251,000

Effective January 1, 2003, the Company elected "S" Corporation status. Therefore, tax attributes existing as of December 31, 2002, including deferred tax assets and liabilities, will not affect the Company's future operations unless the Company loses its status as an "S" Corporation.

At December 31, 2002, the Company had available approximately $290,000 of unused state operating loss carryforwards, that may be applied against future taxable income and that expire during 2005 through 2011.

NOTE 8. INVESTMENT SECURITIES OWNED

At December 31, 2002 and 2001, the Company's investment and deposits with clearing house portfolio included the following:

	2002 Market Value	2001 Market Value
Trading		
Various marketable equity securities, at market value	$609,299	$317,778
Long-term options outstanding, expiring January 2003	(16,000)	(32,000)
Municipal securities, at market value	85,543	83,836
Mutual funds, at market value	49,729	-
Money market deposits held with clearing house	153,433	500,000
Equity securities not readily marketable, at estimated fair value	2,000	8,500
	$889,004	$878,114

NOTE 9. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As discussed in Note 2, the Company's customers' securities transactions including its on-line trading (Note 10) are introduced on a fully-disclosed basis with its clearing agents. The clearing agents carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing agents may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing agents.

The Company held a short option position in its investments at December 31, 2002 and 2001, respectively (Note 8). In the event that market values significantly change, the Company is exposed to potential losses due to its obligation to cover such short security positions or potentially liquidate long security positions at prevailing market rates assigned resulting from carrying open short option positions.

NOTE 9. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK *(Continued)*

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

In the normal course of its business, the Company extends unsecured credit with respect to commissions and fees earned from the securities brokerage business.

At December 31, 2002, approximately 24% of the Company's total investment securities are comprised of one preferred company marketable security and one financial institution marketable security. At December 31, 2001, approximately 52%, 20% and 21% of the Company's investment securities are comprised of one e-commerce company marketable security, one financial institution marketable security and two municipal bond holding issues, respectively.

During 2002 and 2001, approximately 43% and 68% of commission revenue were generated by a minority of representatives.

NOTE 10. COMMITMENTS

Effective September 2000, the Company entered into a two-year service bureau agreement (the "Agreement") to enable it to service its customers through on-line trading. The Agreement provides for certain transactional charges on a per trade basis with a monthly minimum charge of $1,500. The agreement terminated in September 2002 and was not renewed

In October 2002, the Company entered into a noncancelable operating lease for a vehicle which requires monthly payments of $807 through August 2005. In April 2001, the Company entered into a noncancelable operating lease for a vehicle which requires monthly payments of $645 through March 2005.

NOTE 11. CUSTOMER CHARGES

During 2001 and 2002, unauthorized trading occurred in certain customers' accounts. With respect to the unauthorized trading which occurred in 2002, the Company reimbursed customers for the losses. 2002 losses amounting to $165,000 incurred by the Company have been recorded as "customer charges" in the accompanying financial statements. Accounts payable and accrued expenses include $40,000 of such customer charges which were unpaid as of December 31, 2002. The Company filed an insurance claim for losses occurring in 2001 and 2002, which losses are included in "unrealized losses on investment securities" in the accompanying statements of operations.

On March 11, 2003, the Company received notification that this claim was approved. Accordingly, the Company has recorded an insurance claim receivable and corresponding insurance recovery income of $500,000, which is the amount of insurance proceeds approved for payment by the insurance company.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON
THE SUPPLEMENTARY INFORMATION

To the Director and Stockholders
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the financial statements of Cumberland Brokerage Corporation as of and for the years ended December 31, 2002 and 2001 and have issued our report thereon dated January 28, 2003, except for the second paragraph of Note 11, which is as of March 11, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 14 – 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the supplementary information on pages 15 and 16 is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
January 28, 2003, except for the second paragraph
of Note 11, which is as of March 11, 2003

SUPPLEMENTARY

INFORMATION

CUMBERLAND BROKERAGE CORPORATION

SCHEDULES OF OPERATING EXPENSES

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING EXPENSES		
Advertising	$ 7,995	$ 14,361
Automobile	10,102	9,398
Bad debt	3,219	-
Bank charges	2,560	3,175
Clearing fees	182,017	190,005
Commissions	754,762	636,275
Depreciation and amortization	2,287	3,627
Dues and subscriptions	1,948	1,615
General insurance	16,086	7,729
Health insurance	22,449	17,210
Legal and accounting fees	31,757	13,819
Miscellaneous	623	968
Office	17,690	22,783
Online service fees	5,344	25,403
Payroll	120,810	101,733
Payroll taxes	15,299	13,881
Postage	6,998	6,248
Regulatory fees	14,886	14,388
Rent	12,959	12,753
Research and pricing	8,441	8,540
Taxes - other	26	-
Telephone	18,834	16,053
Travel and entertainment	1,523	433
Total operating expenses	$ 1,258,615	$ 1,120,397

CUMBERLAND BROKERAGE CORPORATION

COMPUTATIONS OF NET CAPITAL UNDER RULE 15(C)3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
NET CAPITAL		
Total stockholders' equity qualified for net capital	$ 739,981	$ 306,618
Deductions:		
Non-allowable assets		
Investment security owned, not readily marketable	2,000	8,500
Other receivables	-	2,803
Due from registered representatives	5,952	10,941
Insurance claim receivable	500,000	-
Prepaid expenses	8,491	6,937
Property and equipment	9,146	7,573
Other assets	-	5,000
Total deductions	525,589	41,754
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	214,392	264,864
HAIRCUTS ON SECURITIES	125,312	100,223
Net capital	$ 89,080	$ 164,641
AGGREGATE INDEBTEDNESS		
Items included in Statement of Financial Condition		
Payable to clearing organization	$ 668,388	$ 635,984
Escrow funds	17,166	66,929
Accounts payable and accrued expenses	111,859	82,207
Total aggregate indebtedness	$ 797,413	$ 785,120
COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (greater of $100,000 ($25,000 for 2001) or 6 2/3% of aggregate indebtedness)	$ 100,000	$ 52,368
Excess (deficiency) of net capital	$ (10,920)	$ 112,273
Ratio of aggregate indebtedness to net capital	8.95 to 1	4.77 to 1

CUMBERLAND BROKERAGE CORPORATION

COMPUTATIONS OF NET CAPITAL UNDER RULE 15(C)3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2002 AND 2001

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(Included in Part II of Form X-17a-5 as of December 31, 2002 and 2001)

	2002	2001
Net capital, as reported in Company's Part II (Unaudited) amended FOCUS report	$ 96,579	$ 146,406
Net audit adjustments and adjustments to net capital:		
Audit adjustment to record insurance claim receivable of $500,000, which increases equity with an offsetting increase in a nonallowable asset	-	-
Net closing and audit adjustments to accounts receivable, investment securities, prepaid expenses, property and equipment and accounts payable and accrued expenses resulting in a net (overstatement) understatement of stockholders' equity	(16,000)	10,370
Adjustment of haircuts and undue concentrations on investment securities	(1,499)	961
Overstatement of non-allowable assets and other deductions primarily due to net closing and audit adjustments	10,000	6,904
NET CAPITAL PER ABOVE	$ 89,080	$ 164,641

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Director and Stockholders
Cumberland Brokerage Corporation
Vineland, New Jersey

In planning and performing our audit of the financial statements of Cumberland Brokerage Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting system, control activities, or control activities for safeguarding firm assets and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Cumberland Brokerage Corporation for the year ended December 31, 2002 and this report does not affect our report thereon dated January 28, 2003, except for the second paragraph of Note 11, which is as of March 11, 2003.

- The Company has minimal segregation of duties due to the small size of the Accounting Department. Management continues to carefully consider the various risks associated with the lack of segregation of duties and consider further segregation, where possible, or the hiring additional personnel.

- The Company failed to file correct monthly FOCUS reports for the months beginning April 30, 2002 through December 31, 2002. This situation resulted from improper recording of certain trading losses incurred as a result of unauthorized trading by a registered representative. The improper recording of such losses caused the Company to have been in net capital violation at certain times in 2002.

- The Company's supervisory review procedures were not robust enough to supervise and control the improper trading activities of a new registered representative. Management has represented that more stringent supervisory procedures were implemented as a result of the incident. Management believes that these new procedures are sufficient to provide the level of oversight necessary over the trading activities of its representatives.

- The Company's month-end computations of net capital are adequate. Its daily computations of net capital should be better documented.

We understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, as further described in the preceding paragraph, we believe that the Company's practices and procedures were not adequate at December 31, 2002 to meet the SEC's objectives. Management has committed to improving and expanding such practices and procedures to meet the SEC's objectives on a going forward basis.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
January 28, 2003